Exhibit 99.1

QUIPT ANNOUNCES EXECUTION OF LOI TO ACQUIRE LEADING RESPIRATORY SUPPLIER
WITH APPROXIMATELY $13 MILLION IN ANNUALIZED REVENUE AND $1.6 MILLION IN NET
INCOME AND PROVIDES OUTLOOK FOR 2022 CALENDAR END RUN-RATE OF $180-$190 MILLION
WITH $38-$43 MILLION IN ADJUSTED EBITDA

TARGET IS LOCATED AND SERVICES A MAJOR METRO HUB IN THE MIDWESTERN UNITED
STATES AND WOULD ADD OVER 15,000 ACTIVE PATIENTS

Cincinnati, Ohio – November 16, 2021 – Quipt Home Medical Corp. (“Quipt” or the “Company”) (NASDAQ:QIPT; TSXV:QIPT), a U.S. based leader in the home medical equipment industry, focused on end-to-end respiratory care, is very pleased to announce it has executed a non-binding letter of intent (the “LOI”) today to acquire an arm’s length private respiratory care company in the Midwestern United States reporting unaudited trailing 12-month annual revenues of approximately $13 million, $1.6 million in net income, and positive Adjusted EBITDA. The Company is also pleased to provide an outlook for 2022 calendar end.

Acquisition Details

The target has a heavily weighted respiratory product mix, serving as a leader in the respiratory home care services space for over 25 years in a major metropolitan hub within a Midwestern U.S. state. The target has several difficult to obtain insurance contracts and would significantly enhance Quipt’s presence in the Midwest with a new location, covering an entire service area of a major metro hub. The target would be expected to increase Quipt’s active patient count by over 15,000, which would bring Quipt’s total to approximately 170,000 active patients. The target has a strong management team in place, and like Quipt, the target offers high-quality service, equipment, and supplies.

Moreover, the target has great diversification amongst referral sources, and a very strong and diversified payor base resulting in long recurring revenue cycles which fit hand in hand with Quipt’s business model. Furthermore, the target does not have current exposure to ventilation therapy, providing Quipt a significant growth opportunity to introduce its clinical ventilation therapy program as well as complimentary clinical respiratory products and services. In addition, the target would add patients to Quipt’s existing subscription-based resupply program, and Quipt expects that it would derive strong revenue synergies from this initiative.

According to the LOI, Quipt expects to close the acquisition for cash at a reasonable multiple that would immediately be accretive to Quipt’s Adjusted EBITDA and net income. As part of the proposed acquisition the Company would not assume any long term debt of the target. Closing of the acquisition is subject to final due diligence, final negotiation and execution of a definitive purchase agreement, all closing conditions being satisfied or waived and all necessary approvals and is expected to occur within the next 60 days.

The acquisition would be expected to increase Quipt’s annual revenues by approximately $13 million and $1.6 million in net income. Leveraging existing infrastructure, Quipt would expect to achieve additional revenue generated from organic growth, cross selling and corporate synergies.

Outlook for Calendar End 2022 (Fiscal Q1 2023)

Based on the current business, market trends and completed and prospective acquisitions, the Company is providing guidance for its run-rate revenue for end of calendar 2022 (fiscal Q1 2023) of $180 to $190 million with $38-$43 million in Adjusted EBITDA (defined below).

Management Commentary

“This is an extremely exciting growth period for Quipt as we see continued acceleration within the existing business and a plethora of strategic acquisition opportunities that we hope will help us scale into attractive markets across the United States,” said Greg Crawford, Chairman and CEO of Quipt. “This acquisition target is very powerful as it services a significant metro hub in the Midwest and after closing, we plan on quickly integrating their business operations and leveraging the Company's payor contracts across our existing Midwest locations. We anticipate that this acquisition would be immediately accretive to Quipt’s Adjusted EBITDA, overall profitability and would add approximately $13 million to the top-line and $1.6 million in net income. Additionally, we expect to see cross-selling growth from lathering on our clinical ventilation therapy program as an extension to their existing respiratory product mix. We expect to remain very active as we close out 2021 and enter 2022 and look forward to sharing our progress.”

Chief Financial Officer, Hardik Mehta added, “This target is a prime example of our ability to execute on our stated three-tiered acquisition strategy and we look forward to a potential closing on this exciting respiratory care company that strategically assists us in further penetrating the favorable Midwest region. We are also taking this opportunity to significantly increase guidance of our run-rate revenue by end of calendar 2022. This considerable increase stems from the ongoing strength of the business, favorable industry dynamics and robust acquisition pipeline. As a reminder our balance sheet remains very solid with over $30 million in cash and an untapped $20 million credit facility, giving us ample flexibility as we continue on our strategic path.”

ABOUT QUIPT HOME MEDICAL CORP.

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services, and making life easier for the patient.

Reader Advisories

Readers are cautioned that the financial information regarding the target disclosed herein is unaudited and derived as a result of the Company’s due diligence, including a review of the target’s bank statements and tax returns.

There can be no assurance that any of the potential acquisitions in the Company’s pipeline or in negotiations will be completed as proposed or at all and no definitive agreements have been executed. Completion of any transaction will be subject to applicable director, shareholder and regulatory approvals.

Unless otherwise specified, all dollar amounts in this press release are expressed in U.S. dollars.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Certain statements contained in this press release constitute "forward-looking information" as such term is defined in applicable Canadian securities legislation. The words "may", "would", "could", "should", "potential", "will", "seek", "intend", "plan", "anticipate", "believe", "estimate", "expect", "outlook", and similar expressions as they relate to the Company, including: post integration financial results (revenue and Adjusted EBITDA) of the acquisition target; the Company’s acquisition approach; the Company adding patients to its existing subscription-based resupply program; the Company being extremely optimistic that it will maintain momentum in closing additional targets; the Company’s outlook for calendar 2022; the Company being extremely confident in its acquisition pace staying strong through the remainder of 2021 and into 2022; Quipt expecting that it would derive strong revenue synergies from the acquisition; Quipt expecting to achieve additional revenue generated from organic growth, cross selling and corporate synergies with the acquisition; Quipt anticipating that this acquisition would be immediately accretive to Quipt’s Adjusted EBITDA, overall profitability and would add approximately $13 million to the top-line and $1.6 million in net income; Quipt expecting to see cross-selling growth from lathering on our clinical ventilation therapy program as an extension to their existing respiratory product mix; and Quipt expecting to remain very active as it closes out 2021 and enters 2022; are intended to identify forward-looking information. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties and assumptions, including: the acquisition targets achieving results at least as good as historical performances; the financial information regarding the target being verified when included in the Company’s consolidated financial statements prepared in accordance with generally accepted accounting principles in Canada as set out in the CPA Canada Handbook – Accounting under Part I, which incorporates International Financial Reporting Standards as issued by the International Accounting Standards Board; the Company successfully identified, negotiating and completing additional acquisitions, including accretive acquisitions; the Company organically growing at a rate of 10% and completing acquisitions that add at least $45 million in new revenue in order to meet 2022 outlook. Many factors could cause the actual results, performance or achievements that may be expressed or implied by such forward-looking information to vary from those described herein should one or more of these risks or uncertainties materialize. Examples of such risk factors include, without limitation: credit; market (including equity, commodity, foreign exchange and interest rate); liquidity; operational (including technology and infrastructure); reputational; insurance; strategic; regulatory; legal; environmental; capital adequacy; the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; the ability to implement business strategies and pursue business opportunities; low profit market segments; disruptions in or attacks (including cyber-attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which the Company is exposed; the failure of third parties to comply with their obligations to the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the U.S.; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; and risks related to COVID-19 including various recommendations, orders and measures of governmental authorities to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing, disruptions to markets, economic activity, financing, supply chains and sales channels, and a deterioration of general economic conditions including a possible national or global recession; as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with United States Securities and Exchange Commission and available at www.sec.gov, and with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

Non-GAAP Measures

This press release refers to “Adjusted EBITDA” which is a non-GAAP and non-IFRS financial measure that does not have a standardized meaning prescribed by GAAP or IFRS. The Company’s presentation of this financial measure may not be comparable to similarly titled measures used by other companies. This financial measure is intended to provide additional information to investors concerning the Company’s performance. Adjusted EBITDA is defined as EBITDA excluding stock-based compensation. Adjusted EBITDA is a Non-IFRS measure the Company uses as an indicator of financial health and excludes several items which may be useful in the consideration of the financial condition of the Company, as applicable, including interest expense, income taxes, depreciation, amortization, stock- based compensation, goodwill impairment and change in fair value of debentures and financial derivatives.

For further information please visit our website at www.Quipthomemedical.com, or contact:

Cole Stevens

VP of Corporate Development

859-300-6455

cole.stevens@myquipt.com

Gregory Crawford

Chief Executive Officer

Quipt Home Medical Corp.

859-300-6455

investorinfo@myquipt.com